UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Certain Officers and Directors

Effective on May 7, 2024, the board of directors (the “Board”) of Meiwu Technology Company Limited (the “Company”) appointed Ms. Qiulan Li as the Co-Chief Executive Officer of the Company and a director of the Board, and Ms. Qiufei Chen as the Chief Operating Officer of the Company and a director of the Board. The biographical information of Ms. Li and Ms. Chen is set forth below.

Ms. Qiulan Li, aged 46, is experienced in operation and business management. She has been the Chief Executive Officer of Guangzhou Meixing Health Information Group Co., Ltd. (“Guangzhou Meixing”), since December 2020, which engages in the beauty industry and provides the research and development, branding and promotion services for beauty products and devices. Ms. Li oversees the operation and finance of Guangzhou Meixing. Prior to this, she was the chairman of the board and director of Shenzhen Xuming Electric Power Technology Co., Ltd. from August 2017 to November 2020, where she participated in the research and production of the products like cabinets and transformer. Ms. Li obtained her college diploma in investment and finance from Guangdong University of Science and Technology in 2022.

Ms. Qiulan Li does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into an employment agreement (the “Li Employment Agreement”) and a director offer letter (the “Li Offer Letter”) with Ms. Qiulan Li, which establishes other terms and conditions governing her service to the Company. She will receive an annual base salary of $2,000 for her services as the Co-Chief Executive Officer. She will not receive any compensation as a director. The Li Employment Agreement and Li Offer Letter are qualified in their entirety by reference to the complete text of the Li Employment Agreement and Li Offer Letter, which are filed hereto as Exhibit 10.1 and Exhibit 10.3.

Ms. Qiufei Chen, aged 42, is experienced in marketing and business management. She has been the President of Operations of Xiamen Xingnian Beauty Co., Ltd., since July 2018, which provides plastic surgery and medical cosmetology services. Ms. Chen is responsible for the marketing, financing and day-to-day operation of this company. Ms. Chen expects to obtain her bachelor’s degree in business administration from Xiamen Xingcai Vocational and Technical College in 2024.

Ms. Qiufei Chen does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Company entered into an employment agreement (the “Chen Employment Agreement”) and a director offer letter (the “Chen Offer Letter”) with Ms. Qiufei Chen, which establishes other terms and conditions governing her service to the Company. She will receive an annual base salary of $2,000 for her services as the Chief Operating Officer. She will not receive any compensation as a director. The Chen Employment Agreement and Chen Offer Letter are qualified in their entirety by reference to the complete text of the Chen Employment Agreement and Chen Offer Letter, which are filed hereto as Exhibit 10.2 and Exhibit 10.4.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Employment Agreement, dated May 7, 2024 by and between the Company and Qiulan Li
10.2	Employment Agreement, dated May 7, 2024 by and between the Company and Qiufei Chen
10.3	Offer Letter, dated May 7, 2024 by and between the Company and Qiulan Li
10.4	Offer Letter, dated May 7, 2024 by and between the Company and Qiufei Chen

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: May 8, 2024